UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE G

(Amendment No. Three )*

Alberto Culver Company
(Name of Issuer)

Class A
(Title of Class of Securities)

013068200
(Cusip Number)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




















CUSIP No. 013068200         13G          Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON:

NewSouth Capital Management, Inc.
Tax ID #: 62-1237220


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)[ ]
                                                     (b)[ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5. SOLE VOTING POWER
798,792

6. SHARED VOTING POWER
41,500

7. SOLE DISPOSITIVE POWER
840,292

8. SHARED DISPOSITIVE POWER
None

9. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING
PERSON
840,292

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.6%

12. TYPE OF REPORTING PERSON*
     I/A












CUSIP No. 013068200        13G          Page 3 of 5 Pages

Item 1. (a)  Name of Issuer:
             Alberto Culver Company

Item 1. (b)  Address of Issuer's Principal
             Principal Executive Offices:
             2525 Armitage Avenue
             Melrose Park, IL  60160

Item 2. (a)  Name of Person Filing:

             NewSouth Capital Management, Inc.

Item 2. (b)  Address of Principal Business Office:

             1000 Ridgeway Loop Rd. - Suite 233
             Memphis, TN  38120

Item 2. (c) Citizenship:

            Tennessee

Item 2. (d) Title of Class of Securities:
            Class A

Item 2. (e) CUSIP Number:
            013068200


Item 3. (e) /x/ Investment Adviser registered under Section
203 of the Investment Advisers Act of 1940

Item 4.  Ownership:

(a) Amount Beneficially Owned:
840,292

(b) Percent of Class:
7.6%

















CUSIP No.013068200            13G       Page 4 of 5 Pages

(c) Number of Shares as to which such person has:
(i) Sole Power to vote or to direct the vote: 798,792
(ii) Shared Power to vote or to direct the vote: 41,500
(iii) Sole Power to dispose or to direct the disposition of: 840,292
(iv) Shared Power to dispose or to direct the disposition of: N/A


With regard to the shares set forth under Item 4, of the 840,292 shares being reported, 34,017 or .31% of the outstanding shares of Class A stock of Alberto Culver
Company, are managed by NewSouth Capital Management, Inc.
through a Smith Barney Fiduciary Services Program whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth, Smith Barney retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.
Additionally, of the 840,292 shares being reported, 9,440 or .09% of the outstanding shares of Class A stock of Alberto Culver Company are managed by NewSouth Capital
Management, Inc. through a Morgan Keegan Preferred Program
("MKPfd") whereby accounts are placed with NewSouth for management. Although discretionary responsibility for the accounts is with NewSouth MKPfd retains responsibility for SEC filings should their cumulative holdings trigger the need for 13G reporting.

Item 5. Ownership of Five Percent or Less of a Class:  N/A

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

NewSouth Capital Management is an Investment Advisor and in such capacity acquired the securities on behalf of it's
Advisor clients. No single client's interest relates to more than 5% of the class.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A











CUSIP No. 013068200           13G       Page 5 of 5 Pages

Item 8. Identification and Classification of Members of the Group: N/A

Item 9.  Notice of Dissolution of Group:  N/A

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/12/97 as of 12/31/96

By:
      D. Stephen Morrow
      Executive Vice President